EXHIBIT 11.1

CPI CORP. COMPUTATION OF EARNINGS PER SHARE - DILUTED FISCAL YEARS ENDED FEBRUARY 5, 2005, FEBRUARY 7, 2004 AND FEBRUARY 1, 2003

thousands except share and per share data
	2004	2003	2002

Common shares outstanding at beginning of
fiscal period	18,360,238	18,288,006	18,201,743
Shares issued during the period - weighted average	49,536	54,113	76,709
Shares issuable under employee stock plans -
weighted average	— *	21,919	31,823
Dilutive effect of exercise of certain stock options	— *	44,626	14,500

Less: Treasury stock - weighted average	(10,521,370)	(10,260,500)	(10,238,303)

Weighted average number of common and common
equivalent shares	7,888,404	8,148,164	8,086,472

Net earnings (loss) applicable to common shares:
From continuing operations	$(14,762)	$5,842	$7,783
From discontinued operations	(3,746)	(4,624)	(1,243)

Net earnings (Loss)	$(18,508)	$1,218	$6,540

Net earnings (loss) per common and common
equivalent shares:
From continuing operations	$(1.87)	$0.72	$0.96
From discontinued operations	(0.48)	(0.57)	(0.16)

Earnings (Loss) per common share	$(2.35)	$0.15	$0.80

Options to purchase 190,991, 167,728 and 964,448 shares of common stock were outstanding during 2004, 2003 and 2002, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

*	The effect of stock options in the amount of 21,527 shares and 17,422 shares issuable under employee stock plans were not considered as the effect is antidilutive.

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